

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Mr. Rob Krolik
Chief Financial Officer
Move, Inc.
910 East Hamilton Avenue, 6th Floor
Campbell, CA 95008

      Re: Move, Inc.
            Form 10-K for the year ended December 31, 2009
            Forms 10-Q for the quarters ended March 31 and June 30, 2010
            File No. 000-26659

Dear Mr. Krolik:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Tom Kluck
                    Legal Branch Chief